45 First Avenue, Waltham, MA 02451 781-466-6400 • 781-466-6466 (fax) www.tecogen.com July 19, 2023 Mr. John Hatsopoulos 45 First Ave. Waltham, MA 02451 Re: Extension of Advisory Agreement Dear John: Tecogen has agreed to extend the term of your Advisory Agreement dated January 3, 2018, as amended, through March 28, 2026. As previously agreed, in lieu of including you and Pat in Tecogen’s health benefits, for the duration of the Advisory Agreement, Tecogen will reimburse you for your expenses for premiums for Medicare and supplemental policies up to the amount that Tecogen would have paid as the employer’s share of the annual premiums for health benefits for you and Pat under Tecogen’s health benefit plans, payable quarterly or at the time that Tecogen pays premiums for health benefits. Please confirm your agreement by signing a copy of this letter and returning it to me. We appreciate and value your continued contributions to Tecogen. Sincerely, /s/ Abinand Rangesh Abinand Rangesh, CEO AGREED: /s/ John N. Hatsopoulos John N. Hatsopoulos